File No. 70-8933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

__________________________________________
AMENDMENT NO. 5
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
____________________________________________

Cinergy Corp.
Cinergy Investments, Inc.
Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

(Name of companies filing this statement and addresses of principal executive offices)

Cinergy Corp.

(Name of top registered holding company parent)

William L. Sheafer
Treasurer
Cinergy Corp.
(address above)

(Name and address of agent of service)
Applicants request that the Commission send copies of all notices, orders and communications in connection herewith to:

Jerome A. Vennemann               William J. Grealis
Associate General Counsel         President
Cinergy Corp.                     Cinergy Investments, Inc.
(address above).                  (address above)

William T. Baker, Jr.
Reid & Priest LLP
40 West 57th Street
New York, New York  10019

    The Application-Declaration in this proceeding, as previously amended, is hereby further amended solely to the extent of amending and restating sections F and G of Item 1 in their entirety, as follows:

    "F.  Reporting Obligations

    Applicants propose that Solutions be subject to the periodic reporting requirements set forth below:

    * Solutions will file a quarterly report under Rule 24 of the Act, within 45 days after the end of each calendar quarter, commencing with the first full calendar quarter after issuance of the Commission's order herein, setting forth the following information for the preceding calendar year: (1) a narrative report of business activities undertaken by Solutions, separately identifying and providing information with respect to activities conducted by Solutions within its respective lines of business, namely, (a) energy management services, (b) asset management services, (c) consulting services, (d) project development and ownership, (e) consumer services, (f) customer financing and (g) wholly-owned subsidiaries; third-party alliances; acquisitions of non-associate project companies; and (2) a description of any services received by Solutions or its subsidiaries from Cinergy Services and the aggregate dollar value thereof.

    * Solutions will file the following unaudited and other information within 45 days after the end of each calendar quarter for the preceding calendar quarter: (1) a statement of income; (2) a balance sheet; (3) a cash flow statement; and (4) a summary of any Cinergy or Investments' guarantees of Solutions' or its subsidiaries' then-outstanding debt or other obligations, including the aggregate amount thereof.

    * As an exhibit to the quarterly certificate referred to above, Solutions shall file any memorandum of understanding or contract pursuant to which Solutions or any subsidiary thereof engages in long-term operations, load control or network control of any electric generation, transmission or distribution facility.

    G.   Rule 54 Statement

    Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO other transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO if the conditions in Rule 53(a), (b) and (c) are satisfied.

    As set forth below, all applicable conditions of Rule 53(a) are and, upon consummation of the proposed transactions, will be satisfied, and none of the conditions specified in Rule 53(b) exists or, as a result of the proposed transactions, will exist.

    Rule 53(a)(1): At September 30, 1996, Cinergy had invested, directly or indirectly, an aggregate of approximately $482 million in EWGs and
FUCOs.   The average of the consolidated retained earnings of Cinergy reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1996 was $979 million. Accordingly, based on Cinergy's "consolidated retained earnings" at September 30, 1996, and taking into account investments as of said date, the current Rule 53 aggregate investment limitation is approximately $8 million (i.e., 50% of "consolidated retained earnings" - $490 million - minus "aggregate investment" at September 30, 1996 - $482 million).

    Rule 53(a)(2): Cinergy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly holds an interest. At present, Cinergy does not hold any interest in a domestic EWG; Rule 53(a)(2)(i) is therefore inapplicable.

    In accordance with Rule 53(a)(2)(ii), the books and records and financial statements of each foreign EWG and FUCO which is a "majority-owned subsidiary company" of Cinergy are kept in conformity with and prepared according to U.S. generally accepted accounting principles ("GAAP"). Cinergy will provide the Commission access to such books and records and financial statements, or copies thereof, in English, as the Commission may request.

    In accordance with Rule 53(a)(2)(iii), for each foreign EWG and FUCO in which Cinergy directly or indirectly owns 50% or less of the voting securities, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause each such entity's books and records to be kept in conformity with, and the financial statements of each such entity to be prepared according to, GAAP. If such books and records are maintained, or such financial statements are prepared, according to a comprehensive body of accounting principles other than GAAP, Cinergy will, upon request of the Commission, describe and quantify each material variation from GAAP in the accounting principles, practices and methods used to maintain such books and records and each material variation from GAAP in the balance sheet line items and net income reported in such financial statements, as the case may be. In addition, Cinergy will proceed in good faith, to the extent reasonable under the circumstances, to cause access by the Commission to such books and records and financial statements, or copies thereof, in English, as the Commission may request, and in any event will make available to the Commission any such books and records that are available to Cinergy.

    Rule 53(a)(3): No more than 2% of the employees of Cinergy's operating utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

    Rule 53(a)(4): Cinergy will simultaneously submit a copy of this statement and of any Rule 24 certificate hereunder, as well as a copy of Cinergy's Form U5S and Exhibits H and I thereto, to each public utility commission having jurisdiction over the retail rates of any Cinergy utility subsidiary.

    Rule 53(b): The provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

     Rule 53(b)(1): Neither Cinergy nor any subsidiary thereof is the subject of any pending bankruptcy or similar proceeding.

     Rule 53(b)(2): Cinergy's average consolidated retained earnings for the four quarters ended September 30, 1996 are $979 million, versus $908 million for the four quarters ended September 30, 1995, a difference of approximately $71 million (representing an increase of 7.8%).

    Rule 53(b)(3): For the twelve months ended September 30, 1996, Cinergy did not report operating losses attributable to its direct and indirect investments in EWGs and FUCOs aggregating in excess of 5% of consolidated retained earnings."

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                              SIGNATURE

    Pursuant to the requirements of the Act, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: January 30, 1997

    CINERGY CORP.


    By:  /s/ William J. Grealis
                                Vice President

    CINERGY INVESTMENTS, INC.


    By:  /s/ William J. Grealis
                                President

    CINERGY SERVICES, INC.


    By:  /s/ William J. Grealis
                                President